UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2011

Date:	January 20, 2011
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager-Financial Planning Division, Financial Accounting Office
(Phone) +81-3-3240-7200

Consolidated financial data for the six months ended September 30, 2010

(1) Operating results

(in millions of yen, except per share data)

	For the six months ended September 30,
	2010	2009
Total revenue	2,667,099	2,808,425
Income before income tax expense	964,859	756,336
Net income attributable to Mitsubishi UFJ Financial Group	591,531	420,320
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	41.01	35.29
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group (in yen)	40.92	35.22

Notes:
1. Average number of shares outstanding	(in thousands of shares)

	For the six months ended September 30,
	2010	2009
Common stock	14,133,196	11,635,636

2.“ Basic earnings per common share” and “Diluted earnings per common share” are based on “Net income available to common shareholders of Mitsubishi UFJ Financial Group” which excludes “Income allocable to preferred shareholders” from “Net income attributable to Mitsubishi UFJ Financial Group”.

(2) Financial condition

	(in millions of yen)

	As of September 30,	As of March 31,
	2010	2010
Total assets	203,780,829	200,084,397
Total Mitsubishi UFJ Financial Group shareholders’ equity	8,794,964	8,866,918

(3) Cash flows

	(in millions of yen)

	For the six months ended September 30,
	2010	2009
Net cash provided by operating activities	664,575	984,619
Net cash used in investing activities	(3,098,231)	(4,956,899)
Net cash provided by financing activities	2,525,115	3,975,317
Cash and cash equivalents at end of period	2,930,622	3,083,474

This report is an excerpt of certain highlights from our semiannual condensed consolidated financial information under U.S. GAAP that is included in a report on Form 6-K (the “Form 6-K”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Form 6-K includes material disclosure about Mitsubishi UFJ Financial Group, Inc., including its business and other detailed U.S. GAAP financial information. You should read the entire Form 6-K carefully to obtain a comprehensive understanding of the company’s business and U.S. GAAP financial data and related issues.

This report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the statements regarding realizability of the deferred tax assets or provision for credit losses are based on estimations and other assumptions with respect to economic factors, our business performance and other factors. There exist a number of factors that create uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economy and changes in the regulatory environment. For the key factors that should be considered, please see the financial highlight, the Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions of yen)	As of September 30, 2010	As of March 31, 2010
Assets:
Cash and due from banks	2,930,622	2,862,523
Interest-earning deposits in other banks	4,182,942	4,780,861
Call loans, funds sold, and receivables under resale agreements	5,555,887	4,051,942
Receivables under securities borrowing transactions	3,726,110	5,770,044
Trading account assets	34,471,562	27,663,076
Investment securities:
Securities available for sale	53,256,193	50,411,876
Securities being held to maturity	2,781,284	2,943,801
Other investment securities	1,674,508	1,690,838

Total investment securities	57,711,985	55,046,515

Loans, net of unearned income, unamortized premiums and deferred loan fees	86,612,964	92,185,910
Allowance for credit losses	(1,294,271)	(1,315,615)

Net loans	85,318,693	90,870,295

Premises and equipment—net	972,788	995,167
Accrued interest	251,603	240,267
Customers’ acceptance liability	61,437	49,143
Intangible assets—net	1,052,858	1,116,117
Goodwill	377,136	381,498
Deferred tax assets	1,157,671	1,287,611
Other assets	6,009,535	4,969,338

Total assets	203,780,829	200,084,397

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	14,562,600	15,201,298
Interest-bearing	98,252,191	97,526,535
Overseas offices, principally interest-bearing	22,055,496	22,744,663

Total deposits	134,870,287	135,472,496

Call money, funds purchased, and payables under repurchase agreements	16,021,287	13,730,480
Payables under securities lending transactions	3,416,135	3,633,891
Due to trust account and other short-term borrowings	6,986,725	7,656,967
Trading account liabilities	12,013,778	8,688,826
Obligations to return securities received as collateral	3,245,276	3,229,321
Bank acceptances outstanding	61,437	49,143
Accrued interest	194,514	218,117
Long-term debt	13,458,398	14,162,424
Other liabilities	4,372,590	4,139,892

Total liabilities	194,640,427	190,981,557

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock:
Preferred stock	442,100	442,100
Common stock	1,644,095	1,643,238
Capital surplus	6,390,575	6,619,525
Retained earnings (Accumulated deficit):
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings (Accumulated deficit)	477,977	(18,127)
Accumulated other changes in equity from nonowner sources, net of taxes	(389,582)	(45,435)
Treasury stock, at cost	(9,772)	(13,954)

Total Mitsubishi UFJ Financial Group shareholders’ equity	8,794,964	8,866,918
Noncontrolling interests	345,438	235,922

Total equity	9,140,402	9,102,840

Total liabilities and equity	203,780,829	200,084,397

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2010	2009
Interest income:
Loans, including fees	855,653	1,025,906
Deposits in other banks	13,321	14,771
Investment securities	248,745	234,699
Trading account assets	148,057	159,225
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	25,579	21,974

Total	1,291,355	1,456,575

Interest expense:
Deposits	137,690	196,132
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	32,163	38,424
Due to trust account, other short-term borrowings, and trading account liabilities	28,194	39,198
Long-term debt	143,972	140,478

Total	342,019	414,232

Net interest income	949,336	1,042,343
Provision for credit losses	186,314	381,196

Net interest income after provision for credit losses	763,022	661,147

Non-interest income:
Fees and commissions	557,613	566,403
Foreign exchange gains—net	175,107	235,210
Trading account profits—net	486,017	472,027
Investment securities gains—net	105,841	86,617
Equity in losses of equity method investees	(21,223)	(84,126)
Other non-interest income	72,389	75,719

Total	1,375,744	1,351,850

Non-interest expense:
Salaries and employee benefits	437,698	460,162
Occupancy expenses—net	80,659	82,483
Fees and commission expenses	102,947	97,530
Outsourcing expenses, including data processing	97,454	106,134
Depreciation of premises and equipment	48,471	55,349
Amortization of intangible assets	109,881	110,755
Impairment of intangible assets	16,363	9,239
Insurance premiums, including deposit insurance	56,513	56,969
Communications	27,253	28,956
Taxes and public charges	33,450	35,533
Impairment of goodwill	—	460
Other non-interest expenses	163,218	213,091

Total	1,173,907	1,256,661

Income before income tax expense	964,859	756,336
Income tax expense	375,936	327,836

Net income before attribution of noncontrolling interests	588,923	428,500
Net income (loss) attributable to noncontrolling interests	(2,608)	8,180

Net income attributable to Mitsubishi UFJ Financial Group	591,531	420,320

Income allocable to preferred shareholders:
Cash dividends paid	11,970	9,708

Net income available to common shareholders of Mitsubishi UFJ Financial Group	579,561	410,612

(in yen)
Earnings per share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	41.01	35.29
Diluted earnings per common share—net income available to common shareholders of Mitsubishi UFJ Financial Group	40.92	35.22

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Credit Quality Data (Unaudited)

(in millions of yen)	As of September 30, 2010	As of March 31, 2010
Nonaccrual loans	1,286,579	1,369,009

Restructured loans	784,307	612,192

Accruing loans contractually past due 90 days or more	44,381	26,418

Total	2,115,267	2,007,619

Loans	86,612,964	92,185,910

Allowance for credit losses	(1,294,271)	(1,315,615)